                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number 0-13976

  (Check One)
  /X/ Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   / / Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended: December 31, 2001
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
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     Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant   AKORN, INC.
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Former name if applicable
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2500 Millbrook Drive
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Address of principal executive office (Street and number)


Buffalo Grove, Illinois 60089
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City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


                               SEE ATTACHED PAGE

                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Mr. Ben J. Pothast                     847                       279-6151
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /X/  Yes / /  No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /X/  Yes / /  No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 AKORN, INC.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 1, 2002       By /s/ BEN J. POTHAST
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          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.02 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

                                   AKORN, INC.

                    FORM 12b-25 WITH RESPECT TO ANNUAL REPORT
                    ON FORM 10-K FOR YEAR ENDED DECEMBER 31,

                               PART III NARRATIVE


                  ON FORM 10-K FOR YEAR ENDED DECEMBER 31, 2001

                                    NARRATIVE

While the Company has recently concluded negotiations with its lenders regarding the extension of its line of credit, as well as certain performance covenants which are being requested by the lenders, our auditors have not had the opportunity to evaluate these loan documentation revisions. In addition, the Company, as well as its auditors, require additional time to evaluate the decision by the staff of the Securities and Exchange Commission's regional office in Denver, Colorado, to recommend to the Commission that the Commission bring an enforcement action against the Company for injunctive relief for alleged misstatements in quarterly and annual SEC filings and press releases relating to the Company's income for the fiscal year 2000 as a result of an alleged failure to adequately reserve for doubtful accounts receivable and an alleged overstatement of accounts receivable balances. For the foregoing reasons, the Company's filing of its Annual Report on Form 10-K will be delayed.

The statement of operations to be included in the Company's Annual Report on Form 10-K will reflect certain significant changes in the Company's results of operations for the comparable periods of the last fiscal year. Revenues for the quarter ended December 31, 2001, were $12,693,000, down 16 percent over the prior year's $15,085,000. Sales for the year totaled $42,248,000, a 37 percent decrease from sales of $66,927,000 reported for the previous year.

The Company expects to report a net income for the fourth quarter 2001 of $120,000, or $0.01 per share, compared to net loss of $2,206,000, or $0.11 per share, in the fourth quarter 2000.

Net loss for the year ended December 31, 2001, is expected to be $19,611,000 million, or $1.01 per share, compared to a net income of $2,187,000 or $0.11 per share for the comparable 2000 period. The net loss for 2001 was a result of decreased sales in the ophthalmic and injectable operating segments as well as significant non-recurring charges relating to uncollectable trade receivables, unsaleable inventory, products returns, sales adjustments, corporate restructuring and asset impairments.